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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington  D.C. 20549

                                  FORM 12B-25
                                              Commission File Number ________
                          NOTIFICATION OF LATE FILING



(Check One):  [  ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
[ ] Form N-SAR

         For Period Ended:  JUNE 30, 1997

                 [  ]  Transition Report on Form 10-K
                 [  ]  Transition Report on Form 20-F
                 [  ]  Transition Report on Form 11-K
                 [  ]  Transition Report on Form 10-Q
                 [  ]  Transition Report on Form N-SAR
         For the Transition Period Ended: ________________________________

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________________
_______________________________________________________________________________

                        PART I -- REGISTRANT INFORMATION

Full name of registrant   INTELLIGENT SYSTEMS CORPORATION

Former name if applicable _____________________________________________________

Address of principal executive office (street and number):

                             4355 SHACKLEFORD ROAD
                            NORCROSS, GEORGIA 30093
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                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]            (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]            (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on before the fifth calendar day following the prescribed due date; and

[   ]            (c)  The accountant's statement or other exhibit required by
         Rule 12b-25(c) has been attached if applicable.


                             PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Intelligent Systems Corporation ("ISC" or "the Company") is filing this Notification of Late Filing for its Form 10Q for the quarter ended June 30, 1997. ISC represents that: (i) the reason causing ISC's inability to timely file its Form 10Q could not be eliminated without unreasonable effort or expense and (ii) ISC will file its Form 10Q no later than the fifth calendar day following the prescribed due date.

The Company has an investment in a privately held company which is accounted for using the equity method. The interim financial statements and mid-year review of this company by its auditors are not complete and therefore the company is unable to complete its financial statements.

For this reason, management cannot timely file the Intelligent Systems Corporation Form 10Q without unreasonable effort and expense.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            HENRY H. BIRDSONG                              770-381-2900
         ----------------------------------------------------------------------
                 Name                   Area Code        Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             [ X ] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                          [ X ] Yes   [  ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be a significant change in results of operations for the quarter and year to date periods ended June 30, 1997, compared to the corresponding prior periods. The Company expects to report a loss for the three month period ended June 30, 1997 compared to a gain of $3.5 million for the three month period ended June 30, 1996. In the quarter ended June 30, 1996, the Company reported a non-recurring gain of $3.3 million which was the principal reason for the income generated in the three month period ended June 30, 1996. Resultingly, the Company expects to report a loss for the six month period ended June 30, 1997, compared to a gain of $3.0 million for the six month period ended June 30, 1996. As of this filing, the loss for the three and six months periods in 1997 cannot be precisely estimated due to the reasons provided in Part III; however, the Company expects to report a loss for the 1997 periods due to losses from operations and certain accounting adjustments made by the investee.

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                        INTELLIGENT SYSTEMS CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 15, 1997                         By: /s/ Henry H. Birdsong
                                                   -----------------------
                                                   Henry H. Birdsong
                                                   Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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